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                                                                   Exhibit "E"
                              [BIOVAIL LETTERHEAD]

                                  FOR:         Biovail Corporation International

                                  APPROVED BY: Eugene Melnyk
                                               Chairman of the Board
                                               Bob Podruzny
                                               Chief Financial Officer
                                               (416) 285-6000
FOR IMMEDIATE RELEASE

                BIOVAIL CORP. & INTELLIGENT POLYMERS TO DEVELOP
                      CONTROLLED RELEASE BRANDED PRODUCTS

     TORONTO, Canada, September 18, 1997 -- Biovail Corporation International ("Biovail")(NYSE, TSE:BVF) and Intelligent Polymers Limited ("Polymers"), a newly-formed corporation, today announced that they have filed a registration statement with the Securities and Exchange Commission relating to a proposed public offering through Donaldson, Lufkin & Jenrette Securities Corporation, SBC Warburg Dillon Read Inc. and Lazard Freres & Co. LLC of units to raise approximately U.S.$65 Million. Each unit will consist of one Common Share of Polymers and one warrant to acquire a Biovail Common Share. Polymers will receive all of the net proceeds from the offering.

     Polymers was formed in July, 1997, primarily to develop once-daily controlled release formulations of selected drug compounds currently marketed in conventional immediate release forms or in sustained release form requiring multiple daily dosing. Polymers' primary focus is to develop once-daily controlled release products for drug compounds used in the treatment of chronic illnesses such as anxiety, depression, chronic pain and diabetes.

                                     -more-

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                              [BIOVAIL LETTERFOOT]
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     Substantially all of the net proceeds of the offering and interest thereon will be used to undertake product development and clinical testing, as well as pursuing regulatory approval of selected products under a development contract between Biovail and Polymers.

     Biovail and Polymers will each have certain licensing, manufacturing and marketing rights relating to the products to be developed under the development contract. In addition, Biovail will have the option to acquire all (but not less than all) of Polymers' common shares at escalating predetermined prices per share through dates no later than September 30, 2002.

     A registration statement relating to the units has been filed with the Securities and Exchange Commission but has not yet become effective. The securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. A written prospectus may be obtained from Donaldson, Lufkin & Jenrette Securities Corporation, 277 Park Avenue, New York, New York 10172, Attention: Equity Capital Markets Group.

     Biovail Corporation International is a global integrated pharmaceutical company, engaged in the formulation, clinical testing, registration, licensing and manufacture of drug products utilizing advanced drug delivery technologies.

     "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including risks associated with technology and product development, risks relating to clinical development and medical acceptance of products, changes in the healthcare marketplace, patent and intellectual property matters, regulatory and manufacturing issues, risks associated with competition from other companies, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission by Biovail or Polymers.